October 25, 2024

Ruairi Regan and Pam Howell

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	REI Capital Growth LLC
Amended Offering Statement on Form 1-A
Filed October 10, 2024
File No. 024-12441

Dear Mr. Regan and Ms. Howell,

We acknowledge receipt of your comments in your letter dated October 21, 2024 regarding the Offering Circular of REI Capital Growth LLC (the “Company”). We appreciate the opportunity to respond to your comments.

Amended Offering Statement on Form 1-A Management's Discussion and Analysis of Financial Condition, page 30

1.	We reissue prior comment 1. We note you continue to include numerous references to the 8% to 9% annual returns in your offering statement and on your website. Please delete these statements, as previously requested. Management must have a reasonable basis for all projections. Refer to section (b) of Part II of Form 1-A and Rule 175 under the Securities Act 1933. In light of your lack of operating history and the lack of factors upon which such projections may be formed, it continues to appear that you do not have a reasonable basis for these statements.

The Company has revised its disclosure on pages 14 and 33 of the offering statement and on its website.

Prior Performance Summary, page 37

2.	Please expand your prior performance narrative in response to prior comment 2 to also address the number of investors, the location of the properties acquired and the percentage of those properties which were commercial or residential and whether such properties were new or used. Also, please expand Table IV on page A-1 to include the compensation paid to the sponsor in program 6.

The Company has revised its disclosure on the prior performance narrative summary, as requested. Further, the Company has included footnotes to Table IV to provide additional details on compensation paid to the sponsor.

Thank you again for the opportunity to respond to your questions to the Offering Statement of REI Capital Growth LLC. If you have additional questions or comments, please contact me at jamie@crowdchecklaw.com.

Sincerely,

/s/ Jamie Ostrow
Jamie Ostrow
Partner
CrowdCheck Law LLP

Cc: Alan Blair, Chairman and Chief Executive Officer, REI Capital Growth LLC